77J      Revaluation of assets or restatement of capital share account





Registrant's Board of Trustees approved Valuation Guidelines for Illiquid
 Securities for the MassMutual Diversified Bond Fund, a fund which may hold private debt securities. The private debt securities held by the MassMutual Diversified Bond Fund shall be valued using a discounted cash flow methodology. The price of a private debt security shall be equal to the present value of the expected future cash flows, discounted at the required yield. The "required yield"
 is made up of two components, (1) the current yield for a Treasury security with similar average life, and (2) a spread which reflects issue-specific characteristics. Derivatives are also covered by this policy.



Additionally Registrant's investment valuation procedures were amended so that portfolio securities with a remaining maturity of 60 or more but less than 367 days will be valued using a discount yield from an independent broker, which approximates current value.









For Period Ended 06/30/99

File No. 811-8274